UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 22, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Fibria announces Horizonte 2 Project; start-up expected in the fourth quarter of 2017

Quarterly EBITDA record of R$1,157 million and net debt / EBITDA ratio in US$ of 1.95x

					2Q15 vs						6M15 vs		Last 12 months
Key Figures	Unit	2Q15	1Q15	2Q14	1Q15		2Q15 vs 2Q14		6M15	6M14	6M14		(LTM)
Pulp Production	000 t	1,321	1,291	1,271	2%		4%		2,613	2,548	3%		5,338
Pulp Sales	000 t	1,282	1,229	1,334	4%		-4%		2,511	2,522	0%		5,294
Net Revenues	R$ million	2,309	1,997	1,694	16%		36%		4,306	3,336	29%		8,054
Adjusted EBITDA(1)	R$ million	1,157	1,007	594	15%		95%		2,164	1,272	70%		3,682
EBITDA margin	%	50%	50%	35%	0	p.p.	15	p.p.	50%	38%	12	p.p.	46%
Net Financial Result(2)	R$ million	321	(1,746)	(68)	—		—		(1,425)	(238)	—		(2,821)
Net Income (Loss)	R$ million	614	(566)	631	—		—		48	650	-93%		(439)

Free Cash Flow(6)	R$ million	466	373	248	25%		88%		839	257	227%		1,219
Dividends paid	R$ million	(149)	—	—	—		—		(149)	—	—		(149)
ROE(5)%		13.4%	9.9%	9.0%	4	p.p.	4	p.p.	13.4%	9.0%	4	p.p.	13.4%
ROIC(5)%		13.9%	10.2%	10.1%	4	p.p.	4	p.p.	13.9%	10.1%	4	p.p.	13.9%
Gross Debt (US$)	US$ million	2,906	2,915	3,840	0%		-24%		2,906	3,840	-24%		2,906
Gross Debt (R$)	R$ million	9,015	9,352	8,457	-4%		7%		9,015	8,457	7%		9,015
Cash(3)	R$ million	818	361	1,776	127%		-54%		818	1,776	-54%		818
Net Debt (R$)	R$ million	8,197	8,991	6,681	-9%		23%		8,197	6,681	23%		8,197
Net Debt (US$)	US$ million	2,642	2,803	3,033	-6%		-13%		2,642	3,033	-13%		2,642
Net Debt/EBITDA LTM	x	2.23	2.88	2.34	-0.7	x	-0.1	x	2.23	2.34	-0.11	x	2.23
Net Debt/EBITDA LTM (US$)(4)	x	1.95	2.30	2.43	-0.3	x	-0.5	x	1.95	2.43	-0.48	x	1.95

(1) Adjusted by non-recurring and non-cash items | (2) Includes results from financial investments, monetary and exchange variation, mark-to-market of hedging and interest (3) Includes the hedge fair value | (4) For covenants purposes | (5) For more details p. 16 | (6) Before dividend payment

2Q15 Highlights

•             Fibria approves the Horizonte 2 Project expansion plan, with start-up expected in 4Q17.

•             The Company enters into a partnership agreement with Klabin for the supply of part of the Puma Project hardwood pulp.

•             Pulp production of 1,321 thousand tons, 2% and 4% more than in 1Q15 and 2Q14, respectively. LTM production stood at 5,338 thousand tons.

•             Scheduled maintenance downtime at Veracel Mill successfully concluded.

•             Pulp sales of 1,282 thousand tons, 4% up on 1Q15 and 4% down on 2Q14. LTM sales totaled 5,294 thousand tons.

•             Net revenue of R$ 2,309 million (1Q15: R$1,997 million | 2Q14: R$1,694 million). LTM net revenue came to R$8,054 million, a new 12-month record.

•             Cash cost of R$583/t, 2% and 4% more than in 1Q15 and in 2Q14, respectively. Excluding the impact of the scheduled downtimes, the cash cost would have come to R$568/t.

•             Quarterly EBITDA Margin remains flat at 50%.

•             Adjusted EBITDA of R$1,157 million, 15% and 95% higher than in 1Q15 and 2Q14, respectively, and a new quarterly record. LTM EBITDA totaled R$3,682 million, also a period record.

•             EBITDA/ton of R$902/t (US$294/t), 10% and 103% more than in 1Q15 and 2Q14, respectively.

•             Free cash flow of R$466 million (before dividend payments), 25% up on 1Q15 and 88% more than in 2Q14. If we consider postponed sales proceeds which were received after the end of the quarter, FCF would have been R$544 million. LTM free cash flow totaled R$1,219 million.

•             Cash ROE and ROIC increase to 13.4% and 13.9%, respectively. See more details on page 16.

•             Net income of R$614 million (1Q15: R$(566) million | 2Q14: R$631 million).

•             Gross debt in dollars of US$2,906 million, stable in relation to 1Q15 and 24% down on 2Q14. Gross debt/EBITDA of 2.15x.

•             Net debt in dollars reaches its lowest level since Fibria’s creation, falling by 6% over 1Q15.

•             Net Debt/EBITDA ratio of 1.95x in dollars (Mar/15: 2.30x | Jun/14: 2.43x) and 2.23x in reais (Mar/15: 2.88x | Jun/15: 2.34x).

•             Achievement of investment grade by S&P (BBB-/Stable).

•             Dividends distribution of R$149 million, representing 100% of 2014 net income.

Subsequent Events

•             4th Investor Tour to take place at the Veracel Mill on September 2 and 3, 2015. More details on page 17.

Market Cap— June 30, 2015:	Conference Call: July 23, 2015	Investor Relations

R$23.5 billion | US$7.6 billion	Portuguese: 11 am (Brasília) | | Phone: +55 11 3193-1001	Guilherme Cavalcanti
FIBR3: R$42.42		André Gonçalves
FBR: US$13.61	English: 12 pm (Brasília) | Phone: 1-412-317-6776	Camila Nogueira
Roberto Costa
Shares Issued:	Webcast: www.fibria.com.br/ir	Raimundo Guimarães
553,934,646 common shares		ir@fibria.com.br | +55 (11) 2138-4565

The operating and financial information of Fibria Celulose S.A. for the second quarter of 2015 (2Q15) presented in this document is based on consolidated figures and  expressed in reais, is unaudited and was prepared in accordance with Corporate Law. The results of Veracel Celulose S.A. were included in this document based on 50% proportional consolidation, with the elimination of all intercompany transactions.

Executive Summary

Pulp prices moved up consistently, chiefly due to the continuity of positive demand throughout the quarter, and Fibria recorded its second highest ever sales volume for a second quarter. Once again, the scenario allowed the Company to impose another US$20/t increase in pulp prices in all regions as of June (Europe: US$810/t). As a result, the upturn in Fibria’s average net price in dollars kept pace with the rise in the average PIX/FOEX BHKP Europe price, both climbing by 4%. In addition to this positive price scenario, the 7% appreciation of the dollar helped push up quarterly EBITDA to R$1.2 billion, a new record, while the margin remained flat at 50%. The quarter was also marked by important strategic decisions and the payment of 100% of net income as dividends, as described below.

In April, the Company announced the deliberation on its Annual and Extraordinary Shareholders’ Meeting, regarding the distribution of 100% of the net income for the fiscal year ended December 31, 2014, totaling R$149 million, equivalent to R$0.266991699 per share, comprising: (i) the mandatory minimum dividends of R$37 million; and (ii) additional dividends of R$111 million. Payment took place on May 14, 2015.

On May 4, Fibria and Klabin informed the market the execution of a supply agreement for the hardwood pulp to be produced in Klabin’s new plant currently under construction in Ortigueira, Paraná (the Puma Project), with an annual production capacity of 1.5 million tons, 1.1 million of which hardwood pulp. Start-up is scheduled for 2016. The agreement establishes a firm commitment on the part of Fibria, or its subsidiaries, to acquire a minimum of 900 thousand tons of hardwood pulp per year, which will be sold exclusively by Fibria, or its subsidiaries, in countries outside South America. Any additional output from the new plant will be sold directly by Klabin, the hardwood pulp in Brazil and other South American countries and the softwood pulp and fluff in the global market. The agreement is for six years, four of which at the minimum volume of 900 thousand tons and the fifth and sixth years with a gradual reduction of 75% and 50%, respectively, of the volume delivered in the fourth year. In addition, the contracted volume may be reduced at any time, through previous notice, by up to 250 thousand tons for eventual future use for packaging paper. The agreement may also be renewed if both parties agree. The sale price will be based on Fibria’s average Paranaguá net price (FOB). The commercial operation resulting from this agreement is a milestone in the global pulp market and will benefit both companies by combining Fibria’s commercial expertise with Klabin’s recognized industrial competence.

On May 14, Fibria informed the market that, following the conclusion of its feasibility studies and Management’s monitoring and detailed analysis since 2014, an Extraordinary Board of Directors Meeting on the same day approved the Company’s expansion plan, comprising the construction of a new pulp production line in Três Lagoas, Mato Grosso do Sul called Horizonte 2. The project consists of the installation of a new bleached eucalyptus pulp line with a nominal production capacity of 1.75 million tons per year, with estimated investments of US$2.5 billion. Industrial start-up is expected at the beginning of the fourth quarter of 2017.

Pulp production totaled 1,321 thousand tons in 2Q15, 2% up on 1Q15 due to the higher number of production days and the reduced impact of maintenance downtimes. Compared to the same period the year before, output increased by 4%, also thanks to the diminished impact of the programmed stoppages. Sales volume came to 1,282 thousand tons, 4% more than in the previous quarter due to higher sales to North America, and 4% down on 2Q14, when sales reached record levels for a second quarter, mainly pushed by Asia. Pulp inventories closed the quarter at 54 days.

The production cash cost was R$583/t, 2% up on 1Q15, primarily due to the higher cost of wood and the appreciation of the dollar against the real, among other factors (see page 7 for more details), despite the reduced impact from maintenance downtimes. In comparison with 2Q14, increased logistics costs with wood (third party impacting distance from forest to mill and fuel), the foreign exchange effect and lower result with utilities more than offset the reduced impact of the stoppages (less capacity off line this quarter). As a result, the cash cost excluding the downtime effect stood at R$568/t, 17% up year-on-year.

Adjusted 2Q15 EBITDA totaled R$1,157 million, 15% up on 1Q15 and a new quarterly record, thanks to the higher average net price in reais and the increase in sales volume, partially offset by higher cash COGS (see page 9), while the EBITDA margin remained flat at 50%. In relation to 2Q14, the higher average net price in reais partially offset the reduction in sales volume. LTM EBITDA came to R$3,682 million. Free cash flow for the quarter amounted to R$466 million (before dividend payments), 25% more than in the previous three months due to the increase in EBITDA and improved working capital. In relation to 2Q14, the upturn can also be put down to EBITDA, partially offset by the negative working capital variation. It is important to note that, given the few days’ postpone in the reception of sales proceeds, around R$78 million was only received at the beginning of July. If these proceeds had been received within the quarter, free cash flow would have come to R$544 million.

The 2Q15 financial result was positive by R$321 million, versus net expenses of R$1,746 million in 1Q15 and R$68 million in 2Q14. The positive result was chiefly due to 3% devaluation of the end-of-period dollar against the real, resulting in income from the impact of the exchange variation on debt and hedge instruments. Interest expenses in dollars fell by 28% year-on-year, despite the upturn in the TJLP (long-term interest rate) and the CDI interbank rate and new funding operations in the period. Gross debt in dollars totaled US$2,906 million, flat in relation to 1Q15 and 24% down on 2Q14. Fibria closed the quarter with a cash position of R$818 million, including the mark-to-market of derivatives.

As a result of all the above, Fibria reported 2Q15 net income of R$614 million, versus a net loss of R$566 million in 1Q15 and net income of R$631 million in 2Q14.

Pulp Market

Fibria recorded its second highest sales volume figure for a second quarter, reflecting the strong demand for eucalyptus pulp in all markets, due to the ongoing increase in new paper capacity in Asia and the positive printing and writing paper scenario in Europe.

(1)                             ABTCP and Fibria

The scheduled maintenance downtimes continued to play an important role, removing around 80 thousand tons of hardwood pulp from the Brazilian market in 2Q15. Hardwood producers inventories, therefore, remained at expected levels throughout the quarter.

The European PIX/FOEX BHKP price closed June at USD797.07 per ton, following the USD38 upturn in 2Q15. The healthy market fundamentals, especially on the demand side, enabled the rapid implementation of the price hike announced for the beginning of the quarter and opened the way for a new USD20 per ton increase in all markets as of June 1.

Production and Sales

				2Q15 vs	2Q15 vs			6M15 vs	Last 12
Production (‘000 t)	2Q15	1Q15	2Q14	1Q15	2Q14	6M15	6M14	6M14	months
Pulp	1,321	1,291	1,271	2%	4%	2,613	2,548	3%	5,338
Sales Volume (‘000 t)
Domestic Market Pulp	126	129	117	-3%	7%	255	233	10%	540
Export Market Pulp	1,157	1,100	1,217	5%	-5%	2,256	2,290	-1%	4,754
Total sales	1,282	1,229	1,334	4%	-4%	2,511	2,522	0%	5,294

Pulp production totaled 1,321 thousand tons in 2Q15, 2% up on the previous quarter, due to the higher number of production days (2Q15: 91 days | 1Q15: 90 days) and the reduced impact of the scheduled maintenance downtimes. In comparison with 2Q14, production increased by 4% due to the lower number of maintenance stoppages. Pulp inventories closed the quarter at 809 thousand tons (54 days), 5% up on the 772 thousand tons recorded in 1Q15 (52 days) and 5% more than the 767 thousand tons registered in 2Q14 (52 days).

Regulatory Standard 13 (Boiler and Pressure Vessel Inspection) extended the maximum period between recovery boiler inspections from 12 to 15 months. Consequently, downtimes that used to take place on an annual basis, almost always at the same time of year, are undergoing planning changes in accordance with the new regulation. In the long term, this extension will reduce costs and increase output. The calendar for scheduled maintenance downtimes in Fibria’s mills in 2015 is shown below, in which these changes become clear.

Sales volume totaled 1,282 thousand tons, 4% up on the previous three months due to increased sales to North America, and 4% down on 2Q14, when sales reached record levels for a second quarter, mostly fueled by Asia. In 2Q15, net revenues to Europe accounted for 42% of the total, followed by Asia with 26%, North America with 24% and Latin America with 8%.

Results Analysis

				2Q15 vs	2Q15 vs			6M15 vs	Last 12
Net Revenues (R$ million)	2Q15	1Q15	2Q14	1Q15	2Q14	6M15	6M14	6M14	months
Domestic Market Pulp	191	171	129	12%	48%	361	265	36%	687
Export Market Pulp	2,099	1,805	1,543	16%	36%	3,904	3,029	29%	7,287
Total Pulp	2,290	1,975	1,672	16%	37%	4,265	3,294	29%	7,974
Portocel	20	22	22	-9%	-10%	41	42	-2%	80
Total	2,309	1,997	1,694	16%	36%	4,306	3,143	37%	8,054

Net revenue totaled R$2,309 million in 2Q15, 16% higher than in 1Q15, thanks to the higher average net price in reais, in turn the result of the 7% appreciation of the average dollar, higher price in dollars and higher sales volume. The 36% increase over 2Q14 was also due to the higher average net price in reais. LTM net revenue came to R$8,054 million, a new 12-month record.

The cost of goods sold (COGS) increased by 13% over 1Q15, due to the upturn in sales volume, higher production costs, the inventory turnover effect (partially reflecting the previous quarter’s cost), and the reduction of the Reintegra benefit. Freight expenses also moved up, affected by the appreciation of the average dollar against the real and higher sales volume. The 1% year-on-year reduction in COGS, had Reintegra as the main positive factor, partially offset by the freight cost increase (mainly negative foreign exchange effect). It is important to highlight that the freight per ton in dollars decreased 21% mainly due to the fall in oil prices, which benefited maritime and overseas freight costs.

The pulp production cash cost totaled R$583/t in 2Q15, 2% up on the quarter before, primarily due to higher wood costs, in turn explained by the extended average distance from forest to mill due to third party contribution and higher fuel costs. Additionally, the foreign exchange effect (7% appreciation of the average dollar against the real) and higher consumption of chemicals, as well as other lesser effects, also contributed to the increase, as shown in the table below. These impacts were partially offset by the reduced effect of the scheduled maintenance downtimes and improved utilities results. In relation to 2Q14, the biggest impact came from wood costs, also as a result of the higher average distance from forest to mill due to higher third party contribution, and higher fuel costs. The appreciation of the average dollar (around 14% of the production cash cost is dollar-pegged) and the reduced utilities result (2Q15: R$28/t | 2Q14: R$36/t) also contributed to this variation. These factors offset the lower effect of the downtimes, resulting in a cash cost excluding stoppages of R$568/t, 4% and 17% up on 1Q15 and 2Q14, respectively, while period inflation, measured by the IPCA consumer price index, came to 8.9%. It is important to highlight that the change on wood costs was on schedule and that the company is going through a period of non recurring increased cost of wood, as already anticipated to the market in other opportunities.

Pulp Cash Cost	R$/t
1Q15	572
Wood - forest to mill higher distance due to third party contribution	13

Exchange Rate	6

Higher energy and chemicals consumption	4

Higher chemicals prices	2

Higher results with utilities (enegy sale)	(4)

Maintenance downtimes	(9)

Others	(1)

2Q15	583

Pulp Cash Cost	R$/t
2Q14	559
Wood - forest to mill higher distance due to third party contribution	35

Exchange Rate	27

Lower results with utilities (enegy sale)	12

Higher cost and consumption of chemicals and energy	5

Maintenance downtimes	(58)

Others	3

2Q15	583

Selling expenses totaled R$107 million in 2Q15, 12% more than in 1Q15 mainly due to the increase in sales volume and the appreciation of the average dollar against the real. The 21% increase over 2Q14 was also primarily due to the appreciation of the dollar against the real, partially offset by lower sales volume. The selling expenses to net revenue ratio remained flat at 5%.

Administrative expenses came to R$81 million, 12% and 30% up on 1Q15 and 2Q14, respectively, mainly due to the update of the provision related to the stock-based variable compensation program.

In the case of other operating income (expenses), the Company recorded income of R$6 million in 2Q15, versus an expense of R$21 million in 1Q15 and income of R$915 million in 2Q14. The quarter-on-quarter variation was chiefly due to the revaluation of biological assets (with no impact on EBITDA), while the annual variation was due to the disbursement of R$869 million in IPI premium tax credits granted by the BEFIEX Program in 2Q14.

Adjusted EBITDA totaled R$1,157 million in 2Q15 with a margin of 50%. In comparison with 1Q15, EBITDA increased by 15%, due to the 11% upturn in the average net price in reais, in turn impacted by the 7% appreciation of the average dollar and the 4% increase in the net pulp price in dollars, as well as higher sales volume, partially offset by higher cash COGS. The 12-month upturn was due to the 38% appreciation of the average dollar and the 3% upturn in the average net price in dollars, which offset the decline in sales volume. The graph below shows the main variations in the quarter:

(1) Write-down of property, plant and equipment, provisions for ICMS tax credit losses, equity income and tax credits, and recovery of contingencies.

Financial Result

						2T15 vs	2T15 vs	6M15 vs
(R$ million)	2T15	1T15	2T14	6M15	6M14	1T15	2T14	6M14
Financial Income (including hedge result)	253	(533)	82	(280)	228	—	—	—
Interest on financial investments	23	16	23	39	49	44%	0%	-20%
Hedging(1)	230	(549)	59	(319)	179	—	—	—
Financial Expenses	(108)	(101)	(109)	(209)	(246)	7%	-1%	-15%
Interest - loans and financing (local currency)	(47)	(45)	(52)	(92)	(104)	5%	-10%	-12%
Interest - loans and financing (foreign currency)	(61)	(56)	(57)	(117)	(142)	8%	7%	-17%

Monetary and Exchange Variations	184	(1,123)	113	(939)	264	—	63%	—
Foreign Exchange Variations - Debt	248	(1,302)	164	(1,054)	391	—	51%	—
Foreign Exchange Variations - Other	(64)	179	(51)	115	(127)	—	25%	—
Other Financial Income / Expenses(2)	(8)	11	(154)	3	(484)	—	-95%	—
Net Financial Result	321	(1,746)	(68)	(1,425)	(238)	—	—	—

(1)Change in the marked to market (2Q15: R$230 million | 1Q15: R$(549) million) added to received and paid adjustments.

Income from interest on financial investments came to R$23 million in 2Q15, 44% up on 1Q15, due to the 13% period increase in the cash level, the freeing of an agricultural debt security and the updating of period interest appropriations. Cash and market securities closed the quarter at R$1,457 million (excluding the mark-to-market of derivative instruments), stable in relation to 2Q14. Hedge transactions generated a gain of R$230 million, from the positive variation in fair value, especially of debt swaps (for more details in derivatives, see page 10).

Interest expenses on loans and financing totaled R$108 million in 2Q15, 7% up on the previous quarter, due to the appreciation of the average dollar, new funding in the period and the increase in the in the TJLP (long-term interest rate) and the CDI interbank rate, which pushed up the appropriation of interest on debt pegged to these indexing units. The year-on-year reduction in interest expenses was offset by the appreciation of the average dollar, resulting in a 1% decrease.

Foreign-exchange gains on dollar-denominated debt (93% of total debt), including real/dollar swaps, stood at R$184 million, versus a loss of R$1,123 million in 1Q15 and income of R$113 million in 2Q14. In relation to 2Q14, the negative effect came from the 41% appreciation of the closing dollar (2Q15: R$3.1026 | 1Q15: R$3.2080| 2Q14: R$2.2025).

Other financial income (expenses) amounted to an expense of R$8 million in 2Q15, versus income of R$11 million in 1Q15, mainly due to PIS and COFINS expenses related to the payment of intercompany interest on equity in 2Q15. The comparison to the 2Q14 is due to the R$154 million expense related to the repurchase of the 2020 (“Voto IV) and 2021 (“Fibria 2021”) bonds on that period.

On June 30, 2015, the mark-to-market of derivative financial instruments was negative by R$639 million (a negative R$25 million from operational hedges, a negative R$764 million from debt hedges, and a positive R$150 million from embedded derivatives), versus a negative R$923 million on March 31, 2015, giving a positive variation of R$284 million. This result was mainly due to the impact of the period appreciation of the real on outstanding debt swaps. Cash disbursements from transactions that matured in the period totaled R$54 million (R$3 million of which in operational hedges and R$51 million in debt hedges). As a result, the net impact on the financial result was positive by R$230 million. The following table shows Fibria’s derivative hedge position at the end of June 2015:

		Notional (MM)				Fair Value
Swaps	Maturity	jun/15		mar/15		jun/15		mar/15
Receive
US Dollar Libor (2)	may/19		$531		$534	R$	1,582	R$	1,613
Brazilian Real CDI (3)	aug/20	R$	772	R$	780	R$	1,112	R$	1,092
Brazilian Real TJLP (4)	dec/17	R$	219	R$	256	R$	210	R$	245
Brazilian Fixed (5)	dec/17	R$	314	R$	355	R$	256	R$	289

Receive Total (a)						R$	3,160	R$	3,239

Pay
US Dollar Fixed (2)	may/19		$531		$534	R$	(1,593)	R$	(1,626)
US Dollar Fixed (3)	aug/20		$397		$401	R$	(1,511)	R$	(1,547)
US Dollar Fixed (4)	dec/17		$135		$158	R$	(418)	R$	(501)
US Dollar Fixed (5)	dec/17		$151		$171	R$	(402)	R$	(467)

Pay Total (b)						R$	(3,924)	R$	(4,141)
Net (a+b)						R$	(764)	R$	(902)

Forward Total (c)						R$	—	R$	—

Option

US Dollar Options	up to 12M	$920	$1,345	R$	(25)	R$	(183)

Options Total (d)				R$	(25)	R$	(183)

Embedded Derivatives - Forestry Partnership and Standing Timber Supply Agreements

Receive
US Dollar Fixed	dec/34	$880	$891	R$	150	R$	162

Pay
US Dollar CPI	dec/34	$880	$891	R$	—	R$	—
Embedded Derivatives
Total (e)				R$	150	R$	162

Net (a+b+c+d+e)				R$	(639)	R$	(923)

Zero cost collar operations have proved to be more appropriate in the current exchange scenario, especially due to the volatility of the dollar, as they lock the exchange rate at levels favorable to the Company while also limiting negative impacts in the event of a significant depreciation of the real. These instruments allow for the protection of a foreign exchange band favorable to cash flows, within which Fibria does not pay or receive the amount of the adjustments. In addition to protecting the company in these scenarios, this feature also allows it to achieve greater benefits in terms of export revenues should the dollar move up. Currently, these operations have a maximum term of 12 months, covering 38% of net foreign exchange exposure, and their sole purpose is to protect cash flow exposure. the Company conducted a sensitivity analysis (below) for changes in the exchange rate, which shows the cash adjustments on the maturity of each ZCC operation for each exchange level, which is different from the mark-to-market amount (for more details, see Note 5 to the Financial Statements):

2Q15 - Cash adjustment next 12

months

Cash adjustment
Dólar	(R$ milhões)
2.90	—
3.00	—
3.10	(1)
3.20	(16)
3.30	(44)
3.50	(106)

Derivative instruments used to hedge debt (swaps) are designed to transform real-denominated debt into dollar-denominated debt or protect existing debt against adverse swings in interest rates. Consequently, all of the swap asset legs are matched with the flows of the respective hedged debt. The fair value of these instruments corresponds to the net present value of the expected flows until maturity (average of 37 months in 2Q15) and therefore has a limited cash impact.

The forestry partnership and standing timber supply contracts entered into on December 30, 2013 are denominated in U.S. dollars per cubic meter of standing timber, adjusted in accordance with U.S. inflation measured by the CPI (Consumer Price Index), which is not related to inflation in the areas where the forests are located, constituting, therefore, an embedded derivative. This instrument, presented in the table above, is a sale swap of the variations in the U.S. CPI for the period of the above-mentioned contracts. See note 5 (e) of the 1Q15 financial statements for more details and a sensitivity analysis of the fair value in the event of a substantial variation in the U.S. CPI.

All financial instruments were entered into in accordance with the guidelines established by the Market Risk Management Policy, and are conventional instruments without leverage or margin calls, duly registered with the CETIP (Securities Custody and Financial Settlement Clearinghouse), which only have a cash impact on their respective maturities and amortizations. The Company’s Governance, Risk and Compliance area is responsible for the verification and control of positions involving market risk and reports directly and independently to the CEO and the other areas and bodies involved in the process, ensuring implementation of the policy. Fibria’s Treasury area is responsible for executing and managing the financial operations.

Net Result

The Company posted 2Q15 net income of R$614 million, versus a loss of R$566 million in 1Q15 and net income of R$631 million in 2Q14. The quarter-on-quarter variation was chiefly due to the improved financial result.

Analyzing the result in terms of earnings per share, i.e. excluding depreciation, depletion and monetary and exchange variations (see the reconciliation on page 23), the indicator was 14% higher than in 1Q15, thanks to the increase in the average net price in reais and higher sales volume. The 94% year-on-year upturn was due to the 38% appreciation of the average dollar against the real and the 3% increase in the net average price, offsetting the decline in sales volume. The chart below shows the main factors impacting the 2Q15 net result, beginning with EBITDA in the same period:

(1)         Includes other exchange variation expenses, non-recurring/non-cash expenses and other financial income/expenses.

Indebtedness

					Jun/15 vs		Jun/15 vs
	Unit	Jun/15	Mar/15	Jun/14	Mar/15		Jun/14
Gross Debt	R$ million	9,015	9,352	8,457	-4%		7%
Gross Debt in R$	R$ million	604	576	458	5%		32%
Gross Debt in US$(1)	R$ million	8,411	8,776	7,999	-4%		5%

Average maturity	months	52	54	52	-2		0
Cost of debt (foreign currency) (2)	% p.a.	3.9%	3.8%	3.8%	0.1	p.p.	0.1	p.p.
Cost of debt (local currency) (2)	% p.a.	8.4%	8.0%	7.3%	0.4	p.p.	1.1	p.p.
Short-term debt	%	10%	10%	20%	-0	p.p.	-10	p.p.
Cash and market securities in R$	R$ million	669	772	1,057	-13%		-37%
Cash and market securities in US$	R$ million	788	512	984	54%		-20%
Fair value of derivative instruments	R$ million	(639)	(923)	(265)	-31%		141%
Cash and cash Equivalents (3)	R$ million	818	361	1,776	127%		-54%
Net Debt	R$ million	8,197	8,991	6,681	-9%		23%
Net Debt/EBITDA (in US$)	x	2.23	2.88	2.34	-0.7		-0.1
Net Debt/EBITDA (in US$)(4)	x	1.95	2.30	2.43	-0.3		-0.5

(1) Includes BRL to USD swap contracts. The original debt in dollars was R$ 7,094 million (79% of the total debt) and debt in reais was R$ 1,921 million (21% of the debt)

(2) The costs are calculated considering the debt swap

(3) Includes the fair value of derivative instruments

(4) For covenant purposes

On June 30, 2015, gross debt stood at R$9,015 million, R$337 million, or 7%, down on 1Q15, mainly due to the settlement of ACCs and ACEs (advances on foreign exchange contracts), period amortizations with the BNDES, NCEs (export credit notes) and Export Pre-payment and the 3% devaluation of the dollar against the real, generating a positive exchange variation of R$248 million. The 7% year-on-year upturn was due to the 41% appreciation of the closing dollar against the real. The chart below shows the changes in gross debt during the quarter:

The financial leverage ratio in dollars narrowed to 1.95x on June 30, 2015. The average total cost (*) of Fibria’s dollar debt was 3.6% p.a. (Mar/15: 3.5% p.a. | Jun/14: 3.5% p.a.) comprising the average cost of local currency bank debt of 8.4% p.a. (Mar/15: 8.0% p.a. | Jun/14: 7.3% p.a.), which moved up due to the impact of the increase in long-term interest rate of 0.5 p.p. in April and another 0.5 p.p. as of the third quarter of 2015, and the cost in dollars of 3.9% p.a. (Mar/15: 3.8% p.a. | Jun/14: 3.8% p.a.). The graphs below show Fibria’s indebtedness by instrument, indexing unit and currency (including debt swaps):

(*)Average total cost, considering debt in reais adjusted by the market swap curve on June 30, 2015.

The average maturity of the total debt was 52 months in Jun/15 versus 54 months in Mar/15 and 52 months in Jun/14, in line with the liability management initiatives implemented by the Company in 2014. The graph below shows the amortization schedule of Fibria’s total debt:

Cash and cash equivalents closed June 2015 at R$818 million, including the mark-to-market of hedge instruments totaling a negative R$639 million. Excluding this impact, 53% of cash was invested in local currency, in government bonds and fixed-income securities, and the remainder in short-term investments abroad.

The Company has four revolving credit facilities totaling R$1,719 million available for a period of four years (as of the contract date), three of which in local currency totaling R$850 million (contracted in Mar/13 and Mar/14) at 100% of the CDI plus 1.5% p.a. to 2.1% p.a. when utilized (0.33% p.a. to 0.35% p.a. when on stand-by) and one in foreign currency totaling US$280 million (contracted in Mar/14), at the 3-month LIBOR plus 1.55% p.a. when utilized (35% of this spread when on stand-by). These funds, despite not being utilized, help improve the Company’s liquidity. Given the current cash position of R$818 million, these lines totaling R$1,719 million have resulted in an immediate liquidity position of R$2,537 million. As a result, the cash to short-term debt ratio (including these stand-by credit facilities) closed 2Q15 at 2.8x.

The graph below shows the evolution of Fibria’s net debt and leverage since June 2014:

Capital Expenditure

						2Q15 vs	2Q15 vs	6M15 vs	Last 12
(R$ million)	2Q15	1Q15	2Q14	6M15	6M14	1Q15	2Q14	6M14	months
Industrial Expansion	13	2	11	15	18	546%	13%	-15%	35
Forest Expansion	14	10	7	24	33	40%	104%	-26%	65
Subtotal Expansion	27	12	18	39	51	124%	47%	-22%	100
Safety/Environment	4	6	4	9	5	-28%	13%	74%	22
Forestry Renewal	335	288	287	623	501	16%	17%	25%	1,293
Maintenance, IT, R&D, Modernization	64	50	109	115	164	28%	-41%	-30%	242
Subtotal Maintenance	403	344	400	747	670	17%	1%	12%	1,557
Total Capex	430	356	418	787	721	21%	3%	9%	1,657

Capex totaled R$430 million in 2Q15, 21% and 3% up on 1Q15 and 2Q14, respectively, primarily due to increased expenditure on forest maintenance, the acquisition of forestry equipment, expenditure on minor industrial projects, and the technical proposal for the Horizonte II Project. The reduction in maintenance expenses in comparison to 2Q14 is due to reduced equipment acquisitions, which had been substantial in the latter quarter.

Horizonte 2 Project

The Company has already contracted important service and equipment packages for the Horizonte 2 Project, which will expand production capacity at the Três Lagoas Mill, in Mato Grosso do Sul. To date, the Company has already negotiated the supply of infrastructure, turbogenerators, works management, automatic valves, centrifugal pumps and the entire energy transmission and distribution system, which includes primary substation, engines, the motor control center (MCC) and transformers. The budget for the project remains US$2.5 billion.

Free Cash Flow

				Last 12
(R$ million)	2Q15	1Q15	2Q14	months
Adjusted EBITDA	1,157	1,007	594	3,682
(-) Capex including advance for wood puchase	(430)	(356)	(418)	(1,657)
(-) Dividends	(149)	—	—	(149)
(-) Interest (paid)/received	(93)	(49)	(58)	(357)
(-) Income tax	(38)	(8)	(2)	(70)
(+/-) Working Capital	(128)	(231)	131	(408)
(+/-) Others	(2)	11	1	28
Free Cash Flow(1)	317	373	248	1,070

(1) Does not include the Bond redemption disbursement

Free cash flow was positive by R$317 million in 2Q15, and before dividend payments, reached R$466 million versus a positive R$373 million in 1Q15 and a positive R$248 million in 2Q14. The improvement over the previous quarter was mainly due to the increase in EBITDA and the reduced impact of working capital. The year-on-year upturn was also due to higher EBITDA, partially offset by the negative variation in working capital. It is worth noting that given the few days’ postpone in the reception of sales proceeds, around R$78 million was only received at the beginning of July. If these proceeds had been received within the quarter, free cash flow would have come to R$544 million.

ROE and ROIC

In regard to return metrics, it is worth noting certain adjustments in the accounting indicator, given the differences in accounting treatment under IFRS (CPC 29 and CPC 15). Specifically regarding CPC 15, the Company took part in an M&A transaction in 2009, which resulted in an additional accounting effect, which is being adjusted in the calculations as shown below:

					2Q15 vs		2Q15 vs
Return on Equity	Unit	2Q15	1Q15	2Q14	1Q15		2Q14
Shareholders’ Equity	R$ million	14,563	14,059	15,142	4%		-4%
IFRS 3 and IAS 41 adjustments	R$ million	(2,741)	(2,891)	(3,173)	-5%		-14%
Shareholders’ Equity (adjusted)	R$ million	11,822	11,168	11,968	6%		-1%
Shareholders’ Equity (adjusted) - average (1)	R$ million	11,895	11,250	11,548	6%		3%
Adjusted EBITDA LTM	R$ million	3,682	3,119	2,857	18%		29%
Total Capex LTM	R$ million	(1,657)	(1,645)	(1,409)	1%		18%
Net interest LTM	R$ million	(357)	(322)	(386)	11%		-8%
Income Tax LTM	R$ million	(70)	(34)	(20)	103%		248%
Adjusted Income LTM	R$ million	1,599	1,118	1,042	43%		53%

ROE	%	13.4%	9.9%	9.0%	3.5	p.p.	4.4	p.p.

(1) Average of current and same quarter of the previous year.

					2Q15 vs		2Q15 vs
Return on Invested Capital	Unit	2Q15	1Q15	2Q14	1Q15		2Q14
Accounts Receivable	R$ million	691	647	452	7%		53%
Inventories	R$ million	1,455	1,391	1,323	5%		10%
Current Liabilities (ex-debt)	R$ million	1,192	1,364	1,529	-13%		-22%
Biological Assets	R$ million	3,810	3,751	3,589	2%		6%
Fixed Assets	R$ million	9,007	9,115	9,598	-1%		-6%
Invested Capital	R$ million	16,155	16,269	16,491	-1%		-2%
IFRS 3 and IAS 41 adjustments	R$ million	(2,093)	(2,093)	(2,409)	0%		-13%
Adjusted Invested Capital	R$ million	14,063	14,176	14,082	-1%		0%

Adjusted EBITDA LTM	R$ million	3,682	3,119	2,857	18%		29%
Total Capex LTM	R$ million	(1,657)	(1,645)	(1,409)	1%		18%
Income Tax LTM	R$ million	(70)	(34)	(20)	103%		248%
Adjusted Income LTM	R$ million	1,956	1,440	1,428	36%		37%

ROIC	R$ million	13.9%	10.2%	10.1%	3.8	p.p.	3.8	p.p.

Capital Market

Equities

Fibria’s average daily traded volume in 2Q15 was approximately 3.0 million shares, 7% up on 1Q15, while daily financial volume averaged US$42 million, up by 20% in the same period (US$22 million on the BM&FBovespa and US$20 million on the NYSE).

Fixed Income

					Jun/15 vs		Jun/15 vs
Yield	Unit	Jun/15	Mar/15	Jun/14	Mar/15		Jun/14

Fibria 2024 - Yield	%	4.8	5.4	—	-0.6	p.p.	—

Fibria 2024 - Price	USD/k	103.0	99.1	—	4%		—

Treasury 10 y	%	2.4	1.9	2.5	0.4	p.p.	-0.2	p.p.

Subsequent Events

4th Investor Tour

Fibria’s 4th Investor Tour will take place on September 2 and 3, 2015 at the Veracel Mill. Marcelo Castelli, CEO, Guilherme Cavalcanti, CFO, and other members of Fibria’s Executive Board will participate in the event. This edition will also feature UPM-Kymmene Corporation as an invited company, represented by Mr. Kim Poulsen, Executive Vice President.

Appendix I — Revenue x Volume x Price *

	Sales (Tons)		Net Revenue (R$ 000)		Price (R$/Ton)		2Q15 vs 1Q15 (%)
2Q15 vs 1Q15	2Q15	1Q15	2Q15	1Q15	2Q15	1Q15	Tons	Revenue	Avge Price
Pulp
Domestic Sales	125,629	129,350	190,740	170,682	1,518	1,320	(2.9)	11.8	15.1
Foreign Sales	1,156,679	1,099,750	2,098,860	1,804,663	1,815	1,641	5.2	16.3	10.6
Total	1,282,308	1,229,100	2,289,601	1,975,344	1,786	1,607	4.3	15.9	11.1

	Sales (Tons)		Net Revenue (R$ 000)		Price (R$/Ton)		2Q15 vs 2Q14 (%)
2Q15 vs 2Q14	2Q15	2Q14	2Q15	2Q14	2Q15	2Q14	Tons	Revenue	Avge Price
Pulp
Domestic Sales	125,629	117,063	190,740	129,290	1,518	1,104	7.3	47.5	37.5
Foreign Sales	1,156,679	1,217,316	2,098,860	1,542,755	1,815	1,267	(5.0)	36.0	43.2
Total	1,282,308	1,334,378	2,289,601	1,672,044	1,786	1,253	(3.9)	36.9	42.5

	Sales (Tons)		Net Revenue (R$ 000)		Price (R$/Ton)		6M15 vs 6M14 (%)
6M15 vs 6M14	6M15	6M14	6M15	6M14	6M15	6M14	Tons	Revenue	Avge Price
Pulp
Domestic Sales	254,979	232,678	361,422	265,434	1,417	1,141	9.6	36.2	24.3
Foreign sales	2,256,428	2,289,809	3,903,523	3,028,616	1,730	1,323	(1.5)	28.9	30.8
Total	2,511,408	2,522,486	4,264,945	3,294,049	1,698	1,306	(0.4)	29.5	30.0

* Excludes Portocel

Appendix II — Income Statement

INCOME STATEMENT - CONSOLIDATED (R$ million)

	2Q15		1Q15		2Q14		2Q15 vs 1Q15	2Q15 vs 2Q14
	R$	AV%	R$	AV%	R$	AV%	(%)	(%)
Net Revenue	2,309	100%	1,997	100%	1,694	100%	16%	36%
Domestic Sales	210	9%	192	10%	151	9%	9%	39%
Foreign Sales	2,099	91%	1,805	90%	1,543	91%	16%	36%
Cost of sales	(1,441)	-62%	(1,272)	-64%	(1,451)	-86%	13%	-1%
Cost related to production	(1,224)	-53%	(1,076)	-54%	(1,244)	-73%	14%	-2%
Freight	(217)	-9%	(196)	-11%	(207)	-12%	11%	5%
Operating Profit	868	38%	725	36%	243	14%	20%	258%
Selling and marketing	(107)	-5%	(95)	-5%	(88)	-5%	12%	21%
General and administrative	(81)	-4%	(73)	-4%	(62)	-4%	12%	30%
Financial Result	321	14%	(1,746)	-87%	(68)	-4%	-118%	—
Equity	(0)	0%	1	0%	—	0%	-105%	—
Other operating (expenses) income	6	0%	(21)	-1%	915	54%	-131%	-99%
Operating Income	1,008	44%	(1,209)	-61%	939	55%	-183%	7%
Current Income taxes expenses	(19)	-1%	(60)	-3%	(90)	-5%	-69%	-79%
Deffered Income taxes expenses	(375)	-16%	703	35%	(218)	-13%	-153%	71%
Net Income (Loss)	614	27%	(566)	-28%	631	37%	-209%	-3%
Net Income (Loss) attributable to controlling equity interest	612	26%	(569)	-29%	630	37%	-207%	-3%
Net Income (Loss) attributable to non-controlling equity interest	3	0%	3	0%	1	0%	-21%	105%
Depreciation, amortization and depletion	478	21%	448	22%	487	29%	7%	-2%
EBITDA	1,165	50%	985	49%	1,494	88%	18%	-22%
Equity	0	0%	(1)	0%	—	0%	-105%	—
Fair Value of Biological Assets	(30)	-1%	—	0%	(87)	-5%	0%	—
Fixed Assets disposals	(1)	0%	3	0%	3	0%	-124%	—
Accruals for losses on ICMS credits	23	1%	20	1%	22	1%	16%	2%
Tax Credits/Reversal of provision for contingencies	(0)	0%	(1)	0%	(839)	-50%	-33%	—
EBITDA adjusted (*)	1,157	50%	1,007	50%	594	35%	15%	95%

Income Statement - Consolidated (R$ million)

	6M15		6M14		6M15 vs
	R$	AV%	R$	AV%	6M14 (%)
Net Revenue	4,306	100%	3,336	100%	29%
Domestic Sales	403	9%	308	9%	31%
Foreign Sales	3,904	91%	3,029	91%	29%
Cost of sales	(2,713)	-63%	(2,699)	-81%	1%
Cost related to production	(2,300)	-53%	(2,312)	-69%	-1%
Freight	(413)	-10%	(387)	-12%	7%
Operating Profit	1,593	37%	637	19%	150%
Selling and marketing	(202)	-5%	(167)	-5%	21%
General and administrative	(154)	-4%	(131)	-4%	18%
Financial Result	(1,425)	-33%	(238)	-7%	—
Equity	1	0%	—	0%	—
Other operating (expenses) income	(14)	0%	920	28%	—
LAIR	(201)	-5%	1,022	31%	—
Current Income taxes expenses	(79)	-2%	(101)	-3%	-22%
Deffered Income taxes expenses	328	8%	(270)	-8%	—
Net Income (Loss)	48	1%	650	19%	-93%
Net Income (Loss) attributable to controlling equity interest	42	1%	647	19%	-93%
Net Income (Loss) attributable to non-controlling equity interest	6	0%	4	0%	66%
Depreciation, amortization and depletion	926	22%	899	27%	3%
EBITDA	2,150	50%	2,159	65%	0%
Equity	(1)	0%	—	0%	—
Fair Value of Biological Assets	(30)	-1%	(87)	-3%	-66%
Property, Plant and Equipment disposal	3	0%	4	0%	-31%
Accruals for losses on ICMS credits	43	1%	48	1%	-10%
Tax Incentive	(1)	0%	(851)	-25%	—
EBITDA adjusted	2,164	50%	1,272	38%	70%

Appendix III — Balance Sheet

BALANCE SHEET (R$ million)

ASSETS	Jun/15	Mar/15	Dec/14	LIABILITIES	Jun/15	Mar/15	Dec/14
CURRENT	3,862	3,595	3,261	CURRENT	2,086	2,313	2,099
Cash and cash equivalents	685	567	461	Short-term debt	894	948	965
Securities	701	664	683	Derivative Instruments	248	446	186
Derivative instruments	26	25	30	Trade Accounts Payable	637	580	593
Trade accounts receivable, net	691	647	538	Payroll and related charges	111	77	135
Inventories	1,455	1,391	1,239	Tax Liability	98	93	56
Recoverable taxes	183	184	163	Dividends and Interest attributable to capital payable	0	39	39
Others	120	117	148	Others	99	131	125

NON CURRENT	5,205	5,487	4,740	NON CURRENT	9,851	10,213	8,879
Marketable securities	72	52	51	Long-term debt	8,121	8,404	7,361
Derivative instruments	175	188	161	Accrued liabilities for legal proceedings	146	150	145
Deferred income taxes	1,511	1,892	1,191	Deferred income taxes , net	257	262	267
Recoverable taxes	1,858	1,768	1,752	Tax Liability	0	0	0
Fostered advance	701	697	695	Derivative instruments	593	691	422
Assets avaiable for sale	598	598	598	Assets avaiable for sale	477	477	477
Others	290	291	291	Others	257	229	207

Investments	95	97	80	SHAREHOLDERS’ EQUITY - Controlling interest	14,506	14,004	14,564
Property, plant & equipment , net	9,007	9,115	9,253	Issued Share Capital	9,729	9,729	9,729
Biological assets	3,810	3,751	3,708	Capital Reserve	6	4	4
Intangible assets	4,521	4,539	4,552	Statutory Reserve	3,160	2,659	3,228
				Equity valuation adjustment	1,621	1,623	1,613
				Treasury stock	(10)	(10)	(10)
				Minority interest	58	55	52
				TOTAL SHAREHOLDERS’ EQUITY	14,563	14,059	14,616
TOTAL ASSETS	26,500	26,585	25,594	TOTAL LIABILITIES	26,500	26,585	25,594

Appendix IV — Statement of Cash Flows

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW (R$ million)

	2Q15	1Q15	2Q14	6M15	6M14

INCOME (LOSS) BEFORE TAXES ON INCOME	1,008	(1,209)	939	(236)	1,022
Adjusted by
(+) Depreciation, depletion and amortization	478	448	487	926	899
(+) Foreign exchange losses, net	(183)	1,123	(113)	940	(264)
(+) Change in fair value of derivative financial instruments	(230)	549	(59)	354	(179)
(+) Equity in losses of jointly-venture	0	(1)	—	(1)	—
(+) Fair value of biological assets	(30)	—	(87)	(30)	(87)
(+) (Gain)/loss on disposal of property, plant and equipment	(1)	3	3	3	4
(+) Interest and gain and losses in marketable securities	(24)	(14)	(23)	(38)	(45)
(+) Interest expense	109	101	109	208	246
(+) Financial charges of Eurobons “Fibria 2020” partial repurchase transaction	—	—	154	—	456
(+) Impairment of recoverable ICMS	23	20	22	43	48
(+) Provisions and other	3	(3)	2	2	15
(+) Tax Credits	—	—	(839)	—	(850)
(+) Program Stock Options	2	0	—	3	—
Decrease (increase) in assets
Trade accounts receivable	(57)	40	(57)	(18)	(115)
Inventories	(36)	(115)	56	(152)	(27)
Recoverable taxes	(111)	(55)	(58)	(165)	(70)
Other assets/advances to suppliers	(33)	26	154	(7)	152
Increase (decrease) in liabilities
Trade payable	52	(62)	40	(9)	42
Taxes payable	24	(17)	2	8	(24)
Payroll, profit sharing and related charges	34	(58)	(0)	(24)	(35)
Other payable	(1)	10	(5)	9	(11)
Cash provided by operating activities
Interest received	20	17	20	37	43
Interest paid	(113)	(66)	(78)	(179)	(239)
Income taxes paid	(38)	(8)	(2)	(46)	(5)
NET CASH PROVIDED BY OPERATING ACTIVITIES	896	729	666	1,625	977
Cash flows from investing activities
Acquisition of property, plant and equipment and forest	(412)	(340)	(398)	(752)	(704)
Advance for wood acquisition from forestry partnership program	(18)	(16)	(20)	(34)	(17)
Marketable securities, net	(52)	26	(132)	(27)	137
Cash from sale of investments - Asset Light project	—	—	20	—	903
Proceeds from sale of property, plant and equipment	26	4	8	30	(8)
Derivative transactions settled	(54)	(44)	(9)	(97)	(20)
Subsidiary incorporation - Fibria Innovations	—	(12)	—	(12)	—
Others	—	(0)	(0)	(0)	(1)
NET CASH USED IN INVESTING ACTIVITIES	(510)	(381)	(531)	(891)	290
Cash flows from financing activities
Borrowings	283	139	1,518	423	2,427
Repayments - principal amount	(371)	(456)	(1,389)	(827)	(3,513)
Eurobonds	—	—	(143)	—	(326)
Dividendos pagos	(149)	—	—	(149)	—
Other	1	4	3	4	6
NET CASH USED IN FINANCING ACTIVITIES	(236)	(313)	(11)	(549)	(1,405)
Effect of exchange rate changes on cash and cash equivalents	(32)	71	(25)	38	(77)
Net increase (decrease) in cash and cash equivalents	118	106	99	223	(215)
Cash and cash equivalents at beginning of year	567	461	958	461	1,272
Cash and cash equivalents at end of year	685	567	1,057	685	1,057

Appendix V — Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012)

Adjusted EBITDA (R$ million)	2Q15	1Q15	2Q14
Income (loss) of the period	614	(566)	631
(+/-) Financial results, net	(321)	1,746	68
(+) Taxes on income	393	(643)	308
(+) Depreciation, amortization and depletion	478	448	487
EBITDA	1,165	985	1,494
(+) Equity	0	(1)	—
(-) Fair Value of Biological Assets	(30)	—	(87)
(+/-) Loss (gain) on disposal of property, plant and equipment	(1)	3	3
(+) Accrual for losses on ICMS credits	23	20	22
(-) Tax credits/reversal of provision for contingencies	(0)	(1)	(839)
EBITDA Adjusted	1,157	1,007	594

EBITDA is not a standard measure defined by Brazilian or international accounting rules and represents earnings (loss) in the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company presents adjusted EBITDA according to CVM Instruction 527 of October 4, 2012, adding or subtracting from the amount the equity accounting, the provisions for losses on recoverable ICMS, non-recurring write-offs of fixed assets, the fair value of biological assets and tax credits/reversal of provision for contingencies to provide better information on its ability to generate cash, pay its debt and sustain its investments. Neither measurement should be considered as an alternative to the Company’s operating income and cash flows or an indicator of liquidity for the periods presented.

Appendix VI — Economic and Operational Data

							2Q15 vs	2Q15 vs	1Q15 vs	3Q14 vs	2Q14 vs
Exchange Rate (R$/US$)	2Q15	1Q15	4Q14	3Q14	2Q14	1Q14	1Q15	2Q14	4Q14	2Q14	1Q14
Closing	3.1026	3.2080	2.6562	2.4510	2.2025	2.2630	-3.3%	40.9%	20.8%	11.3%	-2.7%
Average	3.0731	2.8737	2.5437	2.2745	2.2295	2.3652	6.9%	37.8%	13.0%	2.0%	-5.7%

				2Q15 vs		2Q15 vs		Last 12
Pulp net revenues distribution, by region	2Q15	1Q15	2Q14	1Q15		2Q14		months
Europe	42%	47%	42%	-6	p.p.	-0	p.p.	42%
North America	24%	18%	23%	6	p.p.	1	p.p.	24%
Asia	26%	26%	27%	-1	p.p.	-1	p.p.	25%
Brazil / Others	8%	9%	8%	-0	p.p.	1	p.p.	9%

Pulp price - FOEX BHKP (US$/t)	Jun-15	Mar-15	Apr-15	Mar-15	Feb-15	Jan-15	Dec-14	Nov-14	Oct-14	Sep-14	Aug-14	Jul-14
Europe	793	782	767	755	748	743	741	734	735	725	728	733

Financial Indicators	Jun/15	Mar/14	Jun/14
Net Debt / Adjusted EBITDA (LTM*) (R$)	2.23	2.88	2.34
Net Debt / Adjusted EBITDA (LTM*) (US$)	1.95	2.30	2.43
Total Debt / Total Capital (gross debt + net equity)	0.4	0.4	0.4
Cash + EBITDA (LTM*) / Short-term Debt	5.0	3.7	3.3

*LTM: Last twelve months

Reconciliation - net income to cash earnings (R$ million)	2Q15	1Q15	2Q14
Net Income (Loss) before income taxes	1,008	(1,209)	939
(+) Depreciation, depletion and amortization	478	448	487
(+) Unrealized foreign exchange (gains) losses, net	(183)	1,123	(113)
(+) Change in fair value of derivative financial instruments	(230)	549	(59)
(+) Equity	0	(1)	—
(+) Change in fair value of biological assets	(30)	—	(87)
(+) Loss (gain) on disposal of Property, Plant and Equipment	(1)	3	3
(+) Interest on Securities, net	(24)	(14)	(23)
(+) Interest on loan accrual	109	99	109
(+) Financial charges on BONDS redemption	—	—	154
(+) Accruals for losses on ICMS credits	23	20	22
(+) Provisions and other	3	(1)	2
(+) Tax Credits	—	—	(839)
(+) Stock Options program	2	—	—
Cash earnings (R$ million)	1,155	1,017	595
Outstanding shares (million)	554	554	554
Cash earnings per share (R$)	2.1	1.8	1.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO